Filed pursuant to Rule 424(b)(3)
Registration No. 333-133180
PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated December 22, 2006)

6,700,900 Shares
AeroGrow International, Inc.
Common Stock
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This prospectus supplement No. 2 supplements and amends the prospectus dated December 22, 2006, as amended and supplemented, relating to the resale by selling stockholders of up to 6,700,900 shares of common stock of AeroGrow International, Inc. (the “Company,” “we,” or “our”). This prospectus supplement should be read in conjunction with the prospectus dated December 22, 2006 (as amended and supplemented by Prospectus Supplement No. 1 dated January 8, 2007, the “Prospectus”) which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement superseded the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements thereto.

We are deleting in its entirety the section appearing on page 16 of the Prospectus under the heading “Distribution” and replacing such section with the following:

Distribution

AeroGrow has contracted with a third party service provider to fulfill, store and ship its products. This third party service provider provides warehousing, order packing, and shipping for the products sold (through both direct response channels and retail channels) on primarily a variable cost basis. Costs for warehousing, order packing, and shipping for the products sold through direct response channels are included in the shipping and handling charge paid by the direct response purchaser. For retail distribution, the costs for warehousing, order packing, and shipping are lower because of the efficiencies gained in shipping larger quantities per order. Freight costs will vary significantly depending upon quantity ordered and destination, but they are projected to range from 2% to 4% of sales net of reimbursement from customers. A different third party service provider also provides payment processing, database management, and customer support services for the direct response sales. AeroGrow manages the majority of its consumer and retailer customer support from its own facilities.

AeroGrow has contracted with two telemarketing companies, InPulse Response Group, Inc. and LiveOps, Inc. to provide operators who will take calls from consumers responding to its direct response marketing. Both contracts may be cancelled upon 30 days notice. These orders and the orders received on its website are provided to our third party service provider daily to be fulfilled. Telemarketing costs per order are approximating 4% of direct response sales.

We are deleting in its entirety the final paragraph under the heading “Manufacturing” appearing on page 29 of the Prospectus and replacing such paragraph with the following:

AeroGrow produces and assembles its bio-grow seed pods in its laboratory facilities in Longmont, Colorado. The seed pods and kitchen garden systems are shipped to a fulfillment center in Reno, Nevada. A third party service provider provides warehousing, order fulfillment, and shipping for AeroGrow’s products. See also “Distribution” above.

We are deleting in its entirety the section appearing on page 29 of the Prospectus under the heading “Product Returns and Warranties” and replacing such section with the following:

Product Returns and Warranties

AeroGrow has had limited sales to date and thus has limited experience dealing with returns. AeroGrow currently processes returns at a third party distribution center, but intends to allow products to be returned to its facilities in Longmont, Colorado in the near future. AeroGrow anticipates that it will send unopened returned products to back into inventory and repair defective products to sell as refurbished products. Mingkeda will provide AeroGrow with replacement part assemblies for products which are deemed defective due to materials or manufacturing complications. The Company records warranty liabilities at the time of sale for the estimated costs that may be incurred under its basic warranty program. The specific warranty terms and conditions vary depending upon the product sold but generally include technical support, repair parts, labor for periods up to one year. Factors that affect the Company’s warranty liability include the number of installed units currently under warranty, historical and anticipated rates of warranty claims on those units, and cost per claim to satisfy the Company’s warranty obligation.

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Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 5 of the Prospectus.
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Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated January 12, 2007.